EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended
	2007	2008	2009	2010	2011	June 30, 2012
	(in thousands, except ratio)
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(15,475)	$24,954	$7,711	$(50,308)	$46,685	$33,575
Capitalized interest	(59)	(276)	(112)	(84)	-	(1,090)
Depreciation of capitalized interest	5	23	30	36	36	109
Distributions from 50% or less owned companies carried at equity	2,240	2,158	950	6,482	20,028	18,024

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(13,289)	$26,859	$8,579	$(43,874)	$66,749	$50,618

Fixed charges
Interest on long-term debt	$10,485	$13,395	$13,730	$22,977	$35,781	$20,836
Capitalized interest	59	276	112	84	-	1,090
Rental expenses representative of an interest factor	1,520	2,189	3,006	3,923	4,583	2,312

Total fixed charges	$12,064	$15,860	$16,848	$26,984	$40,364	$24,238

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$(1,225)	$42,719	$25,427	$(16,890)	$107,113	$74,856

RATIO OF EARNINGS TO FIXED CHARGES	-	2.7	1.5	-	2.7	3.1